August 8, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Tetyana Aldave

Re:	Mesa Air Group, Inc.

Registration Statement on Form S-1

File No. 333-226173

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Raymond James & Associates, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the representatives of the several underwriters of the offering pursuant to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), hereby join in the request of Mesa Air Group, Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Thursday, August 9, 2018, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement during the period of July 30, 2018 to August 8, 2018:

To Whom Distributed

Prospective underwriters, dealers, institutional investors and others

Number of Copies

2,839

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
As representatives of the several underwriters

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Thomas W. Mullins
Name:	Thomas W. Mullins
Title:	Managing Director — Inv. Banking

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory